October 26, 2009

Brian E. Cho
Executive Vice President and Chief Financial Officer
Hanmi Financial Corporation
3660 Wilshire Boulevard, Penthouse Suite A
Los Angeles, CA 90010

> **Re: Hanmi Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-30421**

Dear Mr. Cho:

　　We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and have no further comments at this time.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Kevin W. Vaughn
　　　　　　　　　　　　　　　　　　　Branch Chief